Exhibit 21.1
OMNIVISION TECHNOLOGIES, INC.
Subsidiaries of OmniVision Technologies, Inc.
     Registrant’s significant consolidated subsidiaries and the state or jurisdiction of organization of each subsidiary are shown below:

	Jurisdiction of	Percentage
Name of Subsidiary	Incorporation	Ownership
OmniVision International Holding Ltd.	Cayman Islands	100%
HuaWei Technology International, Ltd. (formerly OmniView Technology International, Ltd.)	Cayman Islands	100%
OmniVision Technologies (Hong Kong) Company Limited	Hong Kong, China	100%
OmniVision Trading (Hong Kong) Company Limited	Hong Kong, China	100%
HuaWei Semiconductor (Shanghai) Co., Ltd. (formerly OmniView Electronic (Shanghai) Co., Ltd.)	China	100%
Shanghai OmniVision IC Design Co., Ltd.	China	100%
CDM Optics, Inc.	Colorado	100%